SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

PRECISION AUTO CARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74-18R915

(CUSIP Number)

Louis M. Brown, Jr.
748 Miller Drive, S.E.
Leesburg, Virginia  20175
Telephone No. (703) 777-9095

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Everett F. Casey
Assistant General Counsel
748 Miller Drive, SE
Leesburg, VA 20175
Telephone No. (703) 777-9095, ext. 228

September 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Check the following box if a fee is being paid with this statement [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74-18R915

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Louis M. Brown, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,505,380

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,505,380

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,505,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D supplements and amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 14, 2000, as amended on August 18, 2000, as amended on October 30, 2002 with respect to shares of Common Stock of Precision Auto Care, Inc.

Item 1.	Security and Issuer

This statement relates to the Common Stock of Precision Auto Care, Inc. (the “Issuer”), a Virginia corporation having its principal executive offices at 748 Miller Drive, S.E., Leesburg, Virginia 20175.

Item 2.	Identity and Background
No change.
Item 3.	Source and Amount of Funds or Other Consideration

The reporting person was granted 500,000 shares of Common Stock in lieu of cash compensation from August 5, 2002 through May 4, 2003, as approved by the Board of Directors on April 23, 2003.  The reporting person was also granted 250,000 shares of Common Stock on September 30, 2003 contingent on his continued employment through August 31, 2003, as approved by the Board of directors on April 23, 2003. The Board of Directors further authorized that if the share price at the time of issuance exceeds $0.23, the Company will pay the reporting person’s federal and state income taxes on the amount payable with respect to the excess amount.

Item 4.	Purpose of Transaction
Compensation as outlined in Item 3.
Item 5.	Interest in Securities of the Issuer
(a) Beneficial Ownership.
3,505,380 shares of Common Stock of the Issuer are owned beneficially by Louis M. Brown, Jr., constituting 21.1% of such shares outstanding.
(b) Power to Vote or Dispose of Shares.
Number of shares as to which reporting person has:
(i) sole power to vote or to direct the vote – 3,505,380
(ii) shared power to vote or to direct the vote - 0
(iii) sole power to dispose of or to direct the disposition of – 3,505,380
(iv) shared power to dispose of or to direct the disposition of - 0
(c) Other than as described herein, the reporting person has not engaged in any transactions in the Common Stock of the Issuer within the past 60 days.
(d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the reporting person.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.
Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 10, 2003
Date
/s/ Louis M. Brown, Jr.
Signature
Louis M. Brown, Jr.
Name/Title

EXHIBIT INDEX

None